FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.,
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

The 2024 Annual General Meeting of Shareholders (the “Meeting”) of Similarweb Ltd. (the “Company”), will be held on Thursday, September 5, 2024, at 4:00 p.m. (Israel time), at the Company’s headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel. The Company will distribute a Notice of Annual General Meeting of Shareholders, Proxy Statement, and a Proxy Card to all shareholders of record as of the close of business on July 29, 2024. In connection with the Meeting, the Company hereby furnishes the following documents:

(i) Notice of Annual General Meeting of Shareholders and Proxy Statement with respect to the Company’s Meeting describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting, and various other details related to the Meeting; and

(ii) Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this Report on Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.2.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-256324, 333-264307, 333-270793 and 333-277449).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 5, 2024.
99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on September 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: August 1, 2024	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer